

Mail Stop 4631

July 1, 2016

<u>Via E-mail</u>
Phillip Goldstein
Bulldog Investors, LLC
250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663

> **Re:** **Hill International, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 23, 2016 by Bulldog Investors, LLC**
> **File No. 001-33961**

Dear Mr. Goldstein:

We have limited our review of your filing to the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. The cover page of Schedule 14A discloses that the proxy statement is being filed by Bulldog Investors, LLC. Please revise the disclosure throughout the proxy statement, including the facing page of the Schedule 14A above the heading "Name of Person(s) Filing Proxy Statement, if other than the Registrant," to indicate that the solicitation is also being made by the other participants identified within your proxy statement, including each of the three nominees who also are participants in the solicitation. See Instruction 3 to Item 4 of Schedule 14A for a definition of the term "participant," and refer to Rule 14a-101 for the disclosure required on the cover page of a proxy statement.

2. Please clearly mark as preliminary the preliminary proxy statement as well as your form of proxy card. <u>See</u> Rule 14a-6(e)(1).

3. Please describe any material communications the participants have had with the company leading up to the current solicitation.

4. We note the guidance that stockholders should "refer to Hill's proxy soliciting material for additional information concerning the Meeting and the matters to be considered by stockholders including the election of directors." Please include a clear statement as to which information required by Schedule 14A that Bulldog Investors has elected to omit in apparent reliance on Rule 14a-5(c).

Reason for the Solicitation

5. Please refrain from making statements which could be viewed as implying improper conduct or impugning the character or reputation of other parties without factual foundation as contemplated by Rule 14a-9. In particular, please refrain from making claims similar to the following in future filings without qualifying statements as your opinion or belief, and provide an adequate supporting basis for these particular statements with your response:

   - "…the excessive compensation paid to Hill's father-and-son senior management team of Irvin and David Richter…"; and,
   - "…their chronic poor performance."

How Proxies Will be Voted

6. We noticed the disclosures relating to the fact that an executed proxy specifically empowers the proxy holders to vote in their discretion on "such other matters as may properly come before the meeting." Please qualify the scope of such discretionary authority granted to be consistent with the language in Rule 14a-4(c)(3).

Proposal 1: Election of Directors

7. Please advise us, with a view toward revised disclosure, whether or not the nominees have agreed to be named in the proxy statement and to serve if elected. Refer to Rule 14a-4(d)(1) and Rule 14a-4(d)(4).

8. In light of the requirement to disclose criminal convictions within the last ten years to the extent specified in Item 5(b)(1)(iii) of Schedule 14A, please provide us with a written response on behalf of each participant notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

The Solicitation

9. We note that persons affiliated with or employed by you may assist in soliciting proxies. Please provide the disclosure required by Item 4(b)(2) of Schedule 14A.

10. We note that a proxy solicitation firm may assist you in soliciting proxies. Please provide the disclosure required by Item 4(b)(3) of Schedule 14A.

Participants

11. Please provide the disclosure required by Item 5(b)(1)(vi) of Schedule 14A for all participants, and advise us the extent to which, if any, you are relying on the referenced Schedule 13D to provide information required by Item 5(b) of Schedule 14A.

Form of Proxy Card

12. No bold-face type appears to exist for the disclosures required by Rule 14a-4(a)(1) and (b)(1). Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure contained within their submission, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the participants acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Ronne, Staff Attorney, at (202) 551-6156, Craig Slivka, Special Counsel, at (202) 551-3729, or me at (202) 551-3266 if you have questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Merger and Acquisitions